SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

TALEN ENERGY CORPORATION

(Name of the Issuer)

Talen Energy Corporation

RJS Merger Sub Inc.

RPH Parent LLC

CRJ Parent LLC

SPH Parent LLC

Raven Power Holdings LLC

C/R Energy Jade, LLC

Sapphire Power Holdings LLC

R/C Sapphire Power IP, L.P.

Riverstone/Carlyle Energy Partners II, L.P.

R/C Renewable Energy GP II, LLC

Carlyle/Riverstone Global Energy and Power Fund III, L.P.

Carlyle/Riverstone Energy Partners III, L.P.

C/R Energy GP III, LLC

Riverstone V Raven Holdings, L.P.

Riverstone Energy Partners V, L.P.

Riverstone Energy GP V, LLC

Riverstone Energy GP V Corp.

Pierre F. Lapeyre, Jr.

David M. Leuschen

Riverstone Holdings LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87422J105

(CUSIP Number of Class of Securities)

TALEN ENERGY CORPORATION 835 Hamilton Street, Suite 150 Allentown, PA 18101 (888) 211-6011 Attn: Paul Breme Thomas Douglass	c/o RIVERSTONE HOLDINGS LLC 712 Fifth Avenue, 36th Floor New York, NY 10019 (212) 993-0076 Attn: General Counsel	c/o EXTOL ENERGY LLC 2901 Via Fortuna Drive, Building 6, Suite 650 Austin, TX 78746 (512) 314-8600 Attn: General Counsel

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800 Attn: Andrew Calder Sarkis Jebejian David Beller	Wachtell, Lipton, Rosen & Katz 52 West 52nd Street New York, NY 10019 (212) 403-1000 Attn: Igor Kirman Edward J. Lee	Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222 Attn: Trina Chandler E. Ramey Layne

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	$1,840,024,356.20	Amount of filing fee	$185,290.45**

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation was calculated as the sum of (a) 128,526,720 shares of common stock multiplied by the merger consideration of $14.00 per share, (b) 1,925,217 shares of common stock issuable upon settlement of restricted stock units multiplied by the merger consideration of $14.00 per share, (c) $196,250 (the amount of equity-based compensation that may be issued prior to the closing of the merger), (d) 876,069 shares of common stock issuable upon settlement of performance units multiplied by the merger consideration of $14.00 per share (assuming the target achievement of the performance goals applicable to such award, and assuming the satisfaction of all other conditions to such delivery) and (e) 88,287.30 shares of common stock issuable upon settlement of director stock units multiplied by the merger consideration of $14.00 per share.

**	In accordance with Exchange Act Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001007 by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$185,290.45	Filing Party:	Talen Energy Corporation
Form or Registration No.:	Schedule 14A	Date Filed:	July 1, 2016

Introduction

This Amendment No. 1 to Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Talen Energy Corporation (“Talen Energy”); (ii) RJS Merger Sub Inc. (“Merger Sub”); (iii) RPH Parent LLC; (iv) CRJ Parent LLC; (v) SPH Parent LLC (together with RPH Parent LLC and CRJ Parent LLC, “Parent” and together with Merger Sub and the Sponsor Entities (as defined below), the “Parent Group”); (vi) Raven Power Holdings LLC; (vii) C/R Energy Jade, LLC; (viii) Sapphire Power Holdings LLC (together with Raven Power Holdings LLC and C/R Energy Jade, LLC, the “Sponsor Entities”); (ix) R/C Sapphire Power IP, L.P.; (x) Riverstone Carlyle Energy Partners II, L.P.; (xi) R/C Renewable Energy GP II, LLC; (xii) Carlyle/Riverstone Global Energy and Power Fund III, L.P; (xiii) Carlyle/Riverstone Energy Partners III, L.P.; (xiv) C/R Energy GP III, LLC; (xv) Riverstone V Raven Holdings, L.P.; (xvi) Riverstone Energy Partners V, L.P.; (xvii) Riverstone Energy GP V, LLC; (xviii) Riverstone Energy GP V Corp.; (xix) Pierre F. Lapeyre, Jr.; (xx) David M. Leuschen; and (xxi) Riverstone Holdings LLC; (each of (i) through (xxi) a “Filing Person”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 2, 2016 (as it may be amended from time to time, the “Merger Agreement”) by and among Talen Energy, Parent and Merger Sub. If the Merger Agreement is adopted by Talen Energy’s stockholders and the other conditions under the Merger Agreement are either satisfied or waived, Merger Sub will be merged with and into Talen Energy, the separate corporate existence of Merger Sub will cease and Talen Energy will continue its corporate existence under Delaware law as the surviving corporation in the merger (the “Merger”). Upon completion of the Merger, each share of Talen Energy’s common stock, par value $0.001 per share (each, a “Share” and collectively, “Shares”) (other than (i) Shares owned by the Parent Group, Shares owned by the Company’s direct or indirect wholly owned subsidiaries and Shares owned by the Company as treasury stock, (ii) Shares owned by stockholders who have not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who have properly exercised and not withdrawn a demand for appraisal pursuant to Section 262 of the Delaware General Corporation Law with respect to such Shares, and (iii) Shares underlying the Company’s stock options and Shares that are subject to the Company’s restricted stock unit awards, the Company’s performance units and the Company’s director stock units) will be converted into the right to receive $14.00 per Share in cash, without interest and less any applicable withholding taxes. Following the completion of the Merger, the Shares will no longer be publicly traded, and holders of such Shares that have been converted will cease to have any ownership interest in Talen Energy.

Concurrently with the filing of this Transaction Statement, Talen Energy is filing with the SEC an amended proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which Talen Energy’s board of directors is soliciting proxies from stockholders of Talen Energy in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Talen Energy is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.   Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

Item 2.   Subject Company Information

Regulation M-A Item 1002

(a) Name and address. Talen Energy’s name, and the address and telephone number of its principal executive offices are:

Talen Energy Corporation
835 Hamilton Street, Suite 150
Allentown, PA 18101

Telephone: (888) 211-6011

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares”

“Other Important Information Regarding the Company—Talen Transactions”

Item 3.   Identity and Background of Filing Person

Regulation M-A Item 1003

(a) - (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties to the Merger”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the Parent Group and Riverstone—Identity and Background of Parent, Merger Sub, Riverstone and the Sponsor Entities and Their Controlling Affiliates”

Item 4.   Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Not Applicable

(2)(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effective Time of the Merger”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Conditions to the Completion of the Merger”

(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement—The Merger; Merger Consideration”

(2)(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Riverstone Filing Parties for the Merger”

(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Vote Required”

(2)(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

(2)(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment”

(2)(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—The Merger; Merger Consideration”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Rights of Stockholders Who Seek Appraisal”

“Appraisal Rights”

Annex D—Section 262 of Delaware General Corporation Law

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) - (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“The Merger Agreement—The Merger; Merger Consideration”

“The Merger Agreement—Guarantee”

“Support Agreement”

“The Debt Commitment Letter”

“Other Important Information Regarding the Company—Talen Transactions”

“Other Important Information Regarding the Parent Group and Riverstone—Significant Past Transactions and Contracts”

(b) - (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Support Agreement”

“The Merger Agreement”

“Other Important Information Regarding the Company—Talen Transactions”

“Other Important Information Regarding the Parent Group and Riverstone—Significant Past Transactions and Contracts”

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“The Merger Agreement”

“Support Agreement”

“The Special Meeting—Vote Required”

“Other Important Information Regarding the Company—Talen Transactions”

“Other Important Information Regarding the Company—Certain Transactions in the Shares”

“Other Important Information Regarding the Parent Group and Riverstone—Significant Past Transactions and Contracts”

Item 6.   Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

“Other Important Information Regarding the Parent Group and Riverstone—Significant Past Transactions and Contracts”

(c)(1) - (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Purpose and Reasons of the Riverstone Filing Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—The Merger; Merger Consideration”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger—Article I, Section 1.5

Item 7.   Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Riverstone Filing Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Riverstone Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Riverstone Filing Parties for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Riverstone Filing Parties for the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Riverstone Filing Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—The Merger; Merger Consideration”

“Special Factors—Payment of Merger Consideration and Surrender of Stock Certificates”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

“Appraisal Rights”

Annex A—Agreement and Plan of Merger

Item 8.   Fairness of the Transaction

Regulation M-A Item 1014

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Riverstone Filing Parties as to the Fairness of the Merger”

“Special Factors—Opinion of Citigroup Global Markets Inc.”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the Riverstone Filing Parties for the Merger”

Annex C—Opinion of Citigroup Global Markets Inc.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement—Conditions to the Completion of the Merger”

“The Special Meeting—Vote Required”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Riverstone Filing Parties as to the Fairness of the Merger”

“Special Factors—Provisions for Unaffiliated Stockholders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Riverstone Filing Parties as to the Fairness of the Merger”

(f) Other offers. Not applicable.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Citigroup Global Markets Inc.”

“Other Important Information Regarding the Parent Group and Riverstone—Riverstone Financial Advisor Materials”

“Where You Can Find More Information”

Annex C—Opinion of Citigroup Global Markets Inc.

The Presentation of Goldman Sachs & Co. to Riverstone and the Sponsor Entities, dated May 16, 2016, is incorporated herein by reference.

The Presentation of Goldman Sachs & Co. to Riverstone and the Sponsor Entities, dated May 20, 2016, is incorporated herein by reference.

The Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated December 18, 2015, are incorporated herein by reference.

The Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated January 11, 2016, are incorporated herein by reference.

The Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated January 14, 2016, are incorporated herein by reference.

The Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated April 29, 2016, are incorporated herein by reference.

The Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated May 13, 2016, are incorporated herein by reference.

The Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated May 23, 2016, are incorporated herein by reference.

The Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated May 27, 2016, are incorporated herein by reference.

The Presentation of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated June 2, 2016, is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Talen Energy during its regular business hours by any interested equity security holder of Talen Energy or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) - (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing; Talen Energy Cooperation”

“The Merger Agreement—Guarantee”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Position of the Riverstone Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Riverstone Filing Parties for the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“Support Agreement”

“The Special Meeting—Vote Required”

Annex B—Support Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Riverstone Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Riverstone Filing Parties for the Merger”

“Support Agreement”

Annex B—Support Agreement

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Selected Historical Consolidated Financial Data”

“Other Important Information Regarding the Company—Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) - (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Board; Fairness of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15. Additional Information

Regulation M-A Item 1011

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger—Golden Parachute Compensation”

“The Merger Agreement—The Merger; Merger Consideration”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Amendment No. 1 to the Preliminary Proxy Statement of Talen Energy Corporation (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Talen Energy Corporation Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated June 3, 2016 (filed as Exhibit 99.1 to Talen Energy Corporation’s Current Report on Form 8-K, filed June 6, 2016 and incorporated herein by reference).

(a)(6) Letter from Paul A. Farr to Employees, transmitted on June 3, 2016 (incorporated herein by reference to the Schedule 14A filed with the SEC on June 3, 2016).

(a)(7) Questions and Answers, provided to Employees on June 3, 2016 (incorporated herein by reference to the Schedule 14A filed with the SEC on June 3, 2016).

(a)(8) E-mail from Annette Durnack to Small Business Customers, transmitted on June 3, 2016 (incorporated herein by reference to the Schedule 14A filed with the SEC on June 3, 2016).

(a)(9) E-mail from Joel Cook to Commercial & Industrial Customers and Brokers, transmitted on June 3, 2016 (incorporated herein by reference to the Schedule 14A filed with the SEC on June 3, 2016).

(a)(10) Script to Employee Video Communication, dated June 3, 2016 (incorporated herein by reference to the Schedule 14A filed with the SEC on June 3, 2016).

(a)(11) Communication from Paul A. Farr to Employees, transmitted on July 1, 2016 (incorporated herein by reference to the Schedule 14A filed with the SEC on July 1, 2016).

(a)(12) Questions and Answers, provided to Employees on July 13, 2016 (incorporated herein by reference to the Schedule 14A filed with the SEC on July 13, 2016).

(b)(1) Consent Agreement, dated April 26, 2016, by and among Talen Energy Supply, LLC, Citibank, N.A., as administrative agent and as collateral trustee, and the lenders party thereto (filed as Exhibit 10.2 to Talen Energy Corporation’s Current Report on Form 8-K, filed June 6, 2016 and incorporated herein by reference).

(b)(2) Credit Agreement, dated as of June 1, 2015, among PPL Energy Supply, LLC, the lenders and arrangers party thereto and Citibank, N.A., as administrative agent (filed as Exhibit 10.1 to Talen Energy Corporation’s Current Report on Form 8-K, filed June 2, 2015 and incorporated herein by reference).

(b)(3)* Debt Commitment Letter, dated June 2, 2016, among (i) Goldman Sachs Bank USA, (ii) Royal Bank of Canada, (iii) RBC Capital Markets, (iv) Barclays Bank PLC, (v) Credit Suisse AG, (vi) Credit Suisse Securities (USA) LLC, (vii) Deutsche Bank AG New York Branch, (viii) Deutsche Bank Securities Inc., (ix) Morgan Stanley Senior Funding, Inc., and, as applicable, (x) The Bank of Tokyo-Mitsubishi UFJ, Ltd., MUFG Union Bank, N.A., Mitsubishi UFJ Securities (USA) Inc. and/or any of their affiliates as MUFG shall determine to be appropriate to provide the services contemplated therein.

(c)(1)† Presentation of Goldman Sachs & Co. to Riverstone and the Sponsor Entities, dated May 16, 2016.

(c)(2)† Presentation of Goldman Sachs & Co. to Riverstone and the Sponsor Entities, dated May 20, 2016.

(c)(3) Opinion of Citigroup Global Markets Inc., dated June 2, 2016 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(4)† Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated December 18, 2015.

(c)(5)† Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated January 11, 2016.

(c)(6)† Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated January 14, 2016.

(c)(7)† Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated April 29, 2016.

(c)(8)† Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated May 13, 2016.

(c)(9)*† Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated May 23, 2016.

(c)(10)*† Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated May 27, 2016.

(c)(11)*† Presentation of Citigroup Global Markets Inc. to the Disinterested Directors of the Board of Directors of the Company, dated June 2, 2016.

(d)(1) Agreement and Plan of Merger, dated as of June 2, 2016, by and among RPH Parent LLC, SPH Parent LLC, CRJ Parent LLC, RJS Merger Sub Inc. and Talen Energy Corporation (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Support Agreement, dated as of June 2, 2016, by and among Talen Energy Corporation, Raven Power Holdings LLC, C/R Energy Jade, LLC and Sapphire Power Holdings LLC (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3)† Limited Guarantee, dated as of June 2, 2016, by Riverstone Global Energy and Power Fund V (FT), L.P. in favor of Talen Energy Corporation.

(d)(4) Stockholder Agreement, dated as of June 1, 2015, by and between Raven Power Holdings LLC, C/R Energy Jade, LLC, Sapphire Power Holdings LLC and Talen Energy Corporation (filed as Exhibit 4.1 to Talen Energy Corporation’s Current Report on Form 8-K, filed June 2, 2015 and incorporated herein by reference).

(f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†	Previously filed as an exhibit to this Transaction Statement on July 1, 2016.

[Remainder of this Page Intentionally Left Blank]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 9, 2016

TALEN ENERGY CORPORATION

By:	/s/ Paul A. Farr
Name: Paul A. Farr
Title: President and Chief Executive Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

RJS MERGER SUB INC.		RPH PARENT LLC
By:	/s/ Carl L. Williams	By:	/s/ Carl L. Williams
	Name: Carl L. Williams		Name: Carl L. Williams
	Title: Director		Title: Director

CRJ PARENT LLC		SPH PARENT LLC
By:	/s/ Carl L. Williams	By:	/s/ Carl L. Williams
	Name: Carl L. Williams		Name: Carl L. Williams
	Title: Director		Title: Director

RAVEN POWER HOLDINGS LLC		C/R ENERGY JADE, LLC
By:	/s/ Carl L. Williams	By:	/s/ Carl L. Williams
	Name: Carl L. Williams		Name: Carl L. Williams
	Title: Director		Title: Director

SAPPHIRE POWER HOLDINGS LLC
By:	/s/ Carl L. Williams
Name: Carl L. Williams
Title: Director

[Signature Page to Transaction Statement on Schedule 13E-3]

R/C SAPPHIRE POWER IP, L.P.

By and on behalf of:	RIVERSTONE/CARLYLE ENERGY PARTNERS II, L.P.
its general partner
By:	R/C RENEWABLE ENERGY GP II, LLC
its general partner
By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Member

CARLYLE/RIVERSTONE GLOBAL ENERGY AND POWER FUND III, L.P.

By and on behalf of:	CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.,
its general partner
By:	C/R ENERGY GP III, LLC,
its general partner
By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Manager

RIVERSTONE V RAVEN HOLDINGS, L.P.

By and on behalf of:	RIVERSTONE ENERGY PARTNERS V, L.P.
its general partner
By:	RIVERSTONE ENERGY GP V, LLC
its general partner
By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Manager

[Signature Page to Transaction Statement on Schedule 13E-3]

RIVERSTONE/CARLYLE ENERGY PARTNERS II, L.P.		R/C RENEWABLE ENERGY GP II, LLC

By:	R/C RENEWABLE ENERGY GP II, LLC	By:	/s/ Pierre F. Lapeyre, Jr.
	its general partner		Name: Pierre F. Lapeyre, Jr. Title: Member
By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Member

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.		C/R ENERGY GP III, LLC

By:	C/R ENERGY GP III, LLC	By:	/s/ Pierre F. Lapeyre, Jr.
	its general partner		Name: Pierre F. Lapeyre, Jr. Title: Member
By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Member

RIVERSTONE ENERGY PARTNERS V, L.P.		RIVERSTONE ENERGY GP V, LLC

By:	RIVERSTONE ENERGY V GP, LLC	By:	/s/ Pierre F. Lapeyre, Jr.
	its general partner		Name: Pierre F. Lapeyre, Jr. Title: Member
By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Member

RIVERSTONE ENERGY GP V, CORP.		RIVERSTONE HOLDINGS LLC
By:	/s/ Pierre F. Lapeyre, Jr.	By:	/s/ Pierre F. Lapeyre, Jr.
	Name: Pierre F. Lapeyre, Jr.		Name: Pierre F. Lapeyre, Jr.
	Title: Director		Title: Manager

PIERRE F. LAPEYRE, JR.
By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: N/A

[Signature Page to Transaction Statement on Schedule 13E-3]

DAVID M. LEUSCHEN
By:	/s/ David M. Leuschen
Name: David M. Leuschen
Title: N/A

[Signature Page to Transaction Statement on Schedule 13E-3]